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                                                                      EXHIBIT 26


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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SANDRA KREISBERG, on behalf of herself            :
and all others similarly situated,                :
                                                  :
                                 Plaintiff,       :
                                                  :
                v.                                :
                                                  :
JOHN E. JONES, HUBERT E. CLARK, JR.,              :      C.A. No. 14656
JOHN T. HORTON, STEPHANIE PACE MARSHALL,          :                --------
GEORGE L. SCHUEPPERT, ROBERT T. STEWART,          :
ROBERT J. DANIELS, EDWARD J. MOONEY, JR.          :
ROBERT G. WALLACE, LEWIS E. AKIN,                 :
WILEY N. CALDWELL, ROBERT J. DAY,                 :
GARY E. MAC DOUGAL, JOHN F. RIORDAN,              :
and CBI INDUSTRIES, INC.                          :
                                                  :
                                 Defendants.      :
--------------------------------------------------x


                             CLASS ACTION COMPLAINT

        Plaintiff, by her attorneys, alleges upon information and belief, except as to the allegations of paragraph 2 which are made on personal knowledge, as follows:


                              NATURE OF THE ACTION

        1. This is a stockholders' class action brought on behalf of the public stockholders of CBI Industries, Inc. ("CBI Industries" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The named defendants have wrongfully refused to take the steps necessary to maximize stockholder value, including properly considering a bona fide offer for the Company (the
"Offer") from Praxair Inc. ("Praxair"). By failing and refusing to take such steps, including adequately considering the Offer, defendants have breached their fiduciary duties to plaintiff


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and the class. The individual defendants are using their fiduciary positions of control over CBI Industries to thwart others in their legitimate attempts to acquire CBI Industries, and the individual defendants are trying to entrench themselves in their positions with the Company.

                                     PARTIES

        2. Plaintiff Sandra Kreisberg is and, at all relevant times has been, the owner of shares of CBI Industries common stock.

        3. CBI Industries is a corporation duly organized and existing under the laws of Delaware. CBI Industries is in the business of producing, processing and marketing industrial, medical, and specialty gases. It also, inter alia, is engaged in the business of providing contracting services and providing services for hydrocarbon products. CBI Industries maintains its principal executive offices at 800 Jorie Boulevard, Oak Brook, Illinois 60521. CBI Industries has approximately 38 million shares of common stock outstanding and approximately 8000 stockholders of record. CBI Industries' stock trades on the New York Stock Exchange.

        4. Defendant John E. Jones ("Jones") is Chairman of CBI Industries' Board of Directors and its President and Chief Executive Officer. In 1994, Jones received $1,334,537 in compensation from CBI Industries.

        5. Defendant Lewis E. Akin ("Akin") is an Executive Vice President of CBI Industries. In 1994, Akin received $644,254 in compensation from CBI Industries.

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        6. Defendant George L. Schueppert ("Schueppert") is an Executive Vice
President and the Chief Financial Officer of CBI Industries. In 1994, Schueppert received $720,459 in compensation from CBI Industries.

        7. Defendants Hubert E. Clark, Jr., John T. Horton, Stephanie Pace Marshall, Robert T. Stewart, Robert J. Daniels, Edward J. Mooney, Jr., Robert G. Wallace, Wiley N. Caldwell, Robert J. Day, Gary E. MacDougal, and John F. Riordan are directors of CBI Industries.

        8. The defendants named in paragraphs 4, 5, 6 and 7 are hereinafter referred to as the "Individual Defendants."

        9. Because of their positions as officers/directors of the Company, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the class.

        10. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.


                            CLASS ACTION ALLEGATIONS

        11. Plaintiff brings this case on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or

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other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below (the "Class").

        12. This action is properly maintainable as a class action.

        13. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States.

        14. There are questions of law and fact common to the Class that predominate over questions affecting any individual class member. The common questions include, inter alia, whether:

            a. defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize stockholder value, including, inter alia, by considering the sale of CBI Industries;

            b. defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiff and other members of the Class;

            c. defendants have engaged in a plan and scheme to thwart and reject offers and proposals from third parties, including the one made by Praxair; and

            d. plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

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        15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

        16. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        17. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole are appropriate.


                             SUBSTANTIVE ALLEGATIONS

        18. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to unfairly deprive plaintiff and the Class of their right to maximize the value of their investment in CBI Industries.

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        19. On October 27, 1995, following six months in which it attempted to hold discussions with CBI Industries Chairman Jones -- discussions that Jones terminated on or about October 20 -- Praxair sent a letter to CBI Industries' Board of Directors making a bid for CBI Industries at a price of $32 a share in either cash or Praxair common stock, for a total of approximately $1.5 billion (plus the assumption of about $700 million of liabilities). Praxair gave CBI Industries until noon on November 1 to respond.

        20. This offer was reported in The New York Times and The Wall Street Journal on October 30, 1995. Both newspapers reported that the offer constituted a nearly 60% premium over CBI Industries' then current stock price. Both newspapers also reported that analysts believed that the companies had synergies, making the combination a good one for both businesses.

        21. Praxair is a substantial company with the financial wherewithal to follow through on its offer. Praxair, based in Danbury, Connecticut, is the country's leading producer of such industrial gases as oxygen, hydrogen and helium. Last year Praxair earned $203 million on sales of $2.7 billion.

        22. Praxair's offer comes at a particularly opportune time for CBI Industries shareholders, because it comes amid a slide in CBI Industries stock this year. CBI Industries' stock is down over 21% according to Baseline, a New York financial data service. Indeed, The New York Times reported on October 30, 1995 that CBI Industries shares have "recently fallen from a 52 week high of $27.75 to flirt with a five year low of $19.

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        23. Despite the significant interest of CBI Industries stockholders, defendants have acted without regard to the fiduciary duties they owe them by, inter alia, failing to take the steps necessary to maximize stockholder value, including, but not limited to, hold meetings and negotiations with Praxair regarding its offer. Defendants have done so without business justification.

        24. Defendants' failure to act promptly upon Praxair's offer has no valid business purpose, and simply evidences their disregard for the premium being offered to CBI Industries stockholders. By failing to meet promptly and negotiate, or offer to meet and negotiate, with Praxair regarding its offer, defendants are depriving plaintiff and the Class of their right to receive the maximum value for their CBI Industries shares.

        25. CBI Industries represents a highly attractive acquisition candidate. Defendants' conduct is depriving CBI Industries' public stockholders of the substantial control premium that Praxair is prepared to pay, or of the enhanced premium that further negotiation or exposure of CBI Industries to the market could provide.

        26. Defendants owe fundamental fiduciary obligations to CBI industries' stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of CBI Industries' public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other

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mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of CBI Industries have a duty to adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, ensure that all such conflicts will be resolved in the best interests of the Company's stockholders;

        27. Because defendants dominate and control the business and corporate affairs of CBI Industries and because they are in possession of private corporate information concerning CBI Industries' assets, businesses and future prospects, there exists an imbalance and disparity of knowledge between defendants and the public shareholders of CBI Industries. This discrepancy makes it grossly and inherently unfair for defendants to refrain from taking those steps necessary to maximize stockholder value. Defendants have refused to seriously consider Praxair's offer, and have failed to announce any active auction or open bidding procedures that would maximize stockholder value by entertaining offers to purchase the Company.

        28. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public stockholders of CBI Industries.

        29. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive

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their fair proportion of the value at CBI Industries' assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of CBI Industries' common stock.

        30. Plaintiff seeks preliminary and permanent injunctive relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize stockholder value.

        31. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict. Defendants are precluding the enjoyment by CBI Industries' stockholders of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at a premium price.

        32. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of CBI Industries at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.

        33. Plaintiff and the Class have no adequate remedy at

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law.

        WHEREFORE, plaintiff demands judgment as follows:

                (a) Declaring this to be a proper class action and certifying plaintiff as a class representative;

                (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                    (i) cooperate fully with any entity or person, including Praxair, having a bona fide interest in proposing any transaction that would maximize stockholder value including, but not limited to, a merger or acquisition of CBI Industries;

                    (ii) immediately undertake an appropriate evaluation of CBI Industries' worth as a merger/acquisition candidate;

                    (iii) take all appropriate steps to enhance CBI Industries' value and attractiveness as a merger/acquisition candidate;

                    (iv) take all appropriate steps to effectively expose CBI Industries to the marketplace in an effort to create an active auction of the Company;

                    (v) act independently so that the interests of the Company's public stockholders will be protected; and

                    (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize stockholder value or, in the event such conflicts exist, ensure that all conflicts of interest

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are resolved in the beet interests of the public stockholders of CBI Industries;

                (c) Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                (d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

                (e) Granting such other and further relief as may be just and proper.

Dated:  October 30, 1995


                                       ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                                   By: /s/ JOSEPH A. ROSENTHAL
                                       --------------------------------
                                       Joseph A. Rosenthal
                                       First Federal Plaza, Suite 214
                                       P.O. Box 1070
                                       Wilmington, DE  19899-1070
                                       (302) 656-4433
                                       Attorneys for Plaintiff

Of Counsel:

WECHSLER HARWOOD HALEBIAN
  & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400

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